Exhibit 3

Affimed Reports Financial Results for Third Quarter 2014
-- Use of IPO Proceeds to Enhance Clinical Programs --

Heidelberg, Germany, November 18, 2014 - Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended September 30, 2014.

“Through the completion of our IPO and additional capital raised this past quarter, Affimed is well-positioned to achieve major value creation milestones for our clinical programs AFM13 and AFM11, as well as to complete preclinical development for AFM21, ” said Dr. Adi Hoess, CEO of Affimed. “Affimed remains on target to provide an update on clinical data for both AFM13 and AFM11 during 2015. However, due to a slightly prolonged administrative process, the commencement of the AFM13 phase 2a study is expected to begin in early 2015.”

Dr. Hoess added: “In the third quarter, we welcomed the addition of Berndt Modig to our Supervisory Board and look forward to the contribution of his financial experience.”

Corporate Highlights
•
Affimed raised a total of €44.3 million (US $56.0 million) before subtracting underwriting discounts and commissions in its initial public offering on the Nasdaq Global Market, which closed on September 17, 2014.

•
Before the IPO, the company announced the closing of a Series E financing from current investors and a loan agreement: The Series E funding totaled €8.2 million ($11 million). The Company has signed a €10.5 million ($14 million) loan agreement with Perceptive Advisors, of which €4.1 million ($5.5 million) has been drawn.

•
The proceeds from the IPO are planned to be used for the continued clinical development of its unencumbered assets AFM13 (indicated for relapsed/refractory patients with Hodgkin Lymphoma and relapsed/refractory patients with Cutaneous T cell Lymphoma), AFM11 (indicated for relapsed/refractory Non-Hodgkin Lymphoma patients) and AFM21 (targeted for the initiation of IND-enabling studies for the treatment of solid tumors in 2015). In addition, Affimed will enhance its T- and NK-cell platforms, including its proprietary trispecific antibodies for dual targeting of tumors.

•
Affimed expects the dosing of the first patient in the phase 2a clinical study for AFM13 in early 2015, rather than during the fourth quarter of 2014. These updated timelines are the result of an administrative process at the clinical trial sites and are not expected to impact the overall timeline for reporting interim clinical results, which are still anticipated during 2015.
•
Berndt Modig, Chief Financial Officer of Prosensa Holding N.V. (Nasdaq: RNA), has joined the Affimed Supervisory Board and will serve on the company’s Audit Committee. Prior to joining Prosensa in 2010, Mr. Modig was CFO at Jerini AG and Surplex AG and held leadership positions at Hayward Industrial Products, the private equity firm Agra Industria and Price Waterhouse.

Financial Highlights
Research and development expenses were €3.0 million for the three months ended September 30, 2014, compared to €2.8 million for the same period in 2013. Net income for the third quarter 2014 was €7.2 million or €2.14 per share, compared to a loss of €11.55 million or €40.36 per share for the third quarter 2013. Net cash used in operating activities was €5.2 million for the nine months ended September 30, 2014 compared to €3.4 million for the nine months ended September 30, 2013. As of September 30, 2014, the company held cash and cash equivalents of €45.5 million. The financial results for the third quarter include certain non-operational and non-monetary effects due to our corporate reorganization in connection with the IPO. Additional information regarding these results is included in the notes to the financial statements as of and for the three and nine month period ending September 30, 2014 and the “Management's Discussion and Analysis of Financial Condition and Results of Operations” which are included in Affimed’s Form 6-K as filed with the SEC.

About Affimed N.V.
Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s prospectus dated September 12, 2014 filed with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:
Affimed N.V.
Adi Hoess, CEO
Phone: +49 6221 65307-0
E-Mail: IR@affimed.com

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

	For the three months ended September 30		For the nine months ended September 30
	2013	2014	2013	2014
	(in € thousand)
Revenue	191	1,892	462	3,301
Other income/(expenses) - net	109	110	459	223
Research and development expenses	(2,790)	(2,181)	(8,913)	(5,468)
General and administrative expenses	(3,939)	(249)	(6,364)	(600)
Operating (loss)	(6,429)	(428)	(14,356)	(2,544)
Finance income / (costs) - net	(5,128)	7,751	(9,202)	7,547
Income / (Loss) before tax	(11,557)	7,323	(23,558)	5,003
Income taxes	7	10	9	38
Income / (Loss) for the period	(11,550)	7,333	(23,549)	5,041
Total comprehensive income / (loss)	(11,550)	7,333	(23,549)	5,041
Earnings / (Loss) per share in € per share (undiluted = diluted)	(40.36)	2.17	(82.29)	3.79

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2013	September 30, 2014 (unaudited)
	(in € thousand)
ASSETS
Non-current assets

Intangible assets	158	96
Leasehold improvements and equipment	1,034	1,044
Deferred tax assets	16	55
	1,208	1,195
Current assets

Inventories	140	187
Trade and other receivables	1,001	932
Cash and cash equivalents	4,151	45,546
	5,292	46,665

TOTAL ASSETS	6,500	47,860

EQUITY AND LIABILITIES
Equity

Issued capital	63	240
Capital reserves	469	132,231
Accumulated deficit	(99,730)	(94,689)
Own shares	(25)	0
Total equity	(99,223)	37,782

Non current liabilities

Preferred shares	77,945	0
Cash settled share based payments	12,838	0
Interest-bearing loans long-term	0	3,670
Total non-current liabilities	90,783	3,670

Current liabilities

Derivative conversion feature	6,196	0
Trade and other payables	3,862	4,996
Borrowings	4,800	131
Deferred revenue	82	1,281
Total current liabilities	14,940	6,408

TOTAL EQUITY AND LIABILITIES	6,500	47,860

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the nine months ended September 30
	2013	2014
	(in € thousand)
Cash flow from operating activities
Income / (Loss) for the period	(23,549)	5,041
Adjustments for the period:
- Income taxes	(9)	(38)
- Depreciation and amortisation	308	318
- Non-cash items	6,913	(5,152)
- Finance income / costs - net	9,202	(7,547)
	(7,135)	(7,375)
Change in trade and other receivables	143	69
Change in inventories	1	(47)
Change in trade and other payables	3,585	2,333
Cash generated from operating activities	(3,406)	(5,020)
Interest received	2	0
Paid interest	(6)	(83)
Net cash used in operating activities	(3,410)	(5,103)
Cash flow from investing activities
Purchase of intangible assets	(18)	(35)
Purchase of leasehold improvements and equipment	(128)	(242)
Net cash used for investing activities	(146)	(270)
Cash flow from financing activities
Proceeds from issue of common shares	0	43,213
Transactions costs related to issue of common shares	0	(4,578)
Proceeds from issue of preferred shares	0	2,999
Proceeds from convertible debt	5,100	0
Transactions costs related to preferred shares and convertible debt	(5)	0
Proceeds from Interest-bearing long-term loans	0	4,020
Proceeds from other borrowings	0	130
Cash flow from financing activities	5,095	45,784

Net changes to cash and cash equivalents	1,539	40,411
Cash and cash equivalents at the beginning of the period	4,902	4,151
Exchange-rate related changes of cash and cash equivalents	0	984
Cash and cash equivalents at the end of the period	6,441	45,546

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity
	(in € thousand)
Balance as of January 1, 2013	63	469	(25)	(73,631)	(73,124)
Income / (Loss) for the period				(23,549)	(23,549)
Balance as of September 30, 2013	63	469	(25)	(97,180)	(96,673)
Balance as of January 1, 2014	63	469	(25)	(99,730)	(99,223)
Exchange of preferred shares	97	81,909	25		82,031
Issue of common shares	80	41,554		41,634
Modification of cash-settled share based payment awards		7,648
Equity-settled share based payment awards		38			38
Issue of warrant note (Perceptive loan)		613			613
Income for the period				5,041	5,041
Balance as of September 30, 2014	240	132,231	0	(94,689)	37,782